Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2014	2013
Income before income taxes	$2,572	$1,640
Adjustments:
Income from equity investee	(14)	(13)
(Income) loss attributable to noncontrolling interests	2	(3)
Income before income taxes, as adjusted	$2,560	$1,624
Fixed charges included in income:
Interest expense	$196	$203
Interest portion of rental expense	32	38
Interest credited to contractholders	3	-
Total fixed charges included in income	$231	$241
Income available for fixed charges	$2,791	$1,865
RATIO OF EARNINGS TO FIXED CHARGES:	12.1	7.7